Thacher
  Proffitt
----------

                                                    Thacher Proffitt & Wood LLP
                                                 1700 Pennsylvania Avenue, N.W.
                                                                      Suite 800
                                                           Washington, DC 20006
                                                                 (202) 347-8400

                                                            Fax: (202) 626-1930
                                                                    www.tpw.com


                                            June 8, 2007


VIA EDGAR AND HAND DELIVERY
---------------------------

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

      Re:    Westborough Financial Services, Inc.
             Schedule 14A, Amendment No. 2
             Filed on May 16, 2007 (SEC File No. 0-27997)

Dear Mr. Lyon:

      This letter is submitted on behalf of Westborough Financial Services, Inc. (the "Company") in response to the letter dated May 29, 2007 from the staff of the Securities and Exchange Commission (the "Staff") transmitting their comments to the above-referenced filing.

      Your specific requests for information are set forth verbatim below, followed by the Company's response.

Background of the Merger, page 29
---------------------------------

1. Pursuant to our prior comment number 4, we note that members of the Long Range Planning Committee met with Prospective Buyer B on April 30, 2007. Please disclose what happened as a result of this meeting, including any deliberations and conclusions, or absence of these, by the Long Range Planning Committee and the board of Westborough.

      The following language has been added to the proxy statement to disclose what happened as a result of the meeting of the Company's Long Range Planning Committee and Prospective Buyer B:

      "Because the waiver granted by Assabet was for the limited purpose of allowing Prospective Buyer B to provide further information, the Long Range Planning Committee

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 8, 2007                                                             Page 2

      did not engage in any negotiations with Prospective Buyer B. Based on the information it received at the meeting, the Long Range Planning Committee determined that it was not appropriate or necessary to seek additional waivers from Assabet in order to engage in additional discussions with Prospective Buyer B."

2. Please disclose when the Westborough board made the determination referenced in the first sentence of the fourth full paragraph on page 38.

      Please be advised that Westborough's determination that it would be in the best interests of the Westborough entities, and their respective constituencies, if Assabet would waive the voting agreement that Westborough MHC had entered into with Assabet, occurred during the week of April 23, 2007.

      The disclosure in the last two paragraphs of the "Background of the Merger" section has been divided into three paragraphs and reordered chronologically to clarify the timing of events.

3. We note from a June 6, 2007 article in the Worcester Telegram & Gazette that a complaint was filed on June 4, 2007, seeking a preliminary injunction to block the merger. Please disclose this situation where appropriate in the filing, together with the company's beliefs as to its merit and its intent.

      The following language has been added to the "Background of the Merger"
section in order to disclose the filing of the complaint as well as the Company's beliefs as to its merit and the Company's intent:

      "On June 4, 2007, a purported class action lawsuit was filed against Westborough Financial and its directors, Westborough MHC, Westborough Bank and Assabet in Worcester County, Massachusetts, Superior Court. Westborough is currently aware of no information that indicates that the named plaintiffs are affiliated with either Prospective Buyer A or Prospective Buyer B.

      Among other things, the complaint: (1) alleges breach of fiduciary duty and self dealing by Westborough Financial's directors in connection with approval of the merger agreement; (2) alleges aiding and abetting breach of fiduciary duty by Assabet; (3) asks for declaratory judgment that the merger agreement is null, void and of no effect; (4) asks for declaratory judgment that Westborough Financial's directors violated their fiduciary duties in connection with approval of the merger agreement; (5) asks that the defendants be enjoined from taking steps to accomplish or implement the merger under the terms set forth in the merger agreement; and (6) asks for judgment that the action is a proper class action and that the plaintiffs are proper class representatives. Westborough believes that the suit is without merit and the defendants intend to vigorously defend themselves."

Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 8, 2007                                                             Page 3

                                     * * *

      We believe that these responses and revisions to the proxy statement are fully responsive to your comments. We look forward to your prompt review of this submission.

      Should you have any questions or require additional information regarding the foregoing, please do not hesitate to contact the undersigned or Michael P. Seaman at (202) 347-8400.

                                       Very truly yours,

                                       THACHER PROFFITT & WOOD LLP


                                       BY: /S/ RICHARD A. SCHABERG
                                           -----------------------
                                           Richard A. Schaberg


cc:   Joseph F. MacDonough
      President and Chief Executive Officer
      Westborough Financial Services, Inc.